Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.407.4990 gcaruso@loeb.com

Via Edgar

April 7, 2025

Heather Clark

Hugh West

Erin Donahue

Jennifer Angelini

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lake Superior Acquisition Corp. Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted March 17, 2025 CIK No. 0002043508

Dear Ms. Clark, Mr. West, Ms. Donahue and Ms. Angelini:

On behalf of our client, Lake Superior Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 17, 2025 (the “Staff’s Letter”) regarding the Company’s amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Amendment No. 2 to Draft Registration Statement on Form S-1

Cover Page

1.

We note your response to prior comment 1. Please further revise your prospectus cover to provide a statement as to all sources of compensation received or to be received by the sponsor and other parties identified in Item 1602(a)(3) of Regulation S-K. Without limitation, your disclosure should include the (i) promissory note, administrative services agreement, and amounts payable to the sponsor discussed on page F-14 and (ii) additional private placement units to be issued and purchased if the overallotment option is exercised. Quantify securities that have or will be issued and amounts that are or will be payable. Provide a cross-reference, highlighted by prominent type or in another manner, to the locations of related disclosures in the prospectus. See Item 1602(a)(3) of Regulation S-K.

Los Angeles    New York    Chicago    Nashville   Washington, DC    San Francisco    Beijing   Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

Heather Clark Hugh West Erin Donahue Jennifer Angelini March 30, 2025 Page 2

Response: The Company has revised the disclosure on the cover page and pages 3 and 94 of the Amended Registration Statement in response to the Staff’s comment.

Summary, page 1

2.

We note your response to prior comment 2. Please further revise the compensation table on page 3 to include all sources of compensation, consistent with revisions to the compensation statement on the prospectus cover. Refer to Item 1602(b)(6) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page and pages 3 and 94 of the Amended Registration Statement in response to the Staff’s comment.

Management, page 125

3.	Please revise to identify your director nominees. In this regard, we note three consents are listed as Exhibits 99.2-99.4.

Response: The Company has revised the disclosures on pages 6, 97, and 125 of the Amended Registration Statement in response to the Staff’s comment.

Principal Shareholders, page 133

4.

We note revised disclosure that the beneficial ownership table “does not reflect record or beneficial ownership of the private placement units as such private placement units are not exercisable within 60 days.” Please revise to clarify whether the table reflects the (i) shares included within the private placement units and (ii) shares underlying the rights included within the private placement units.

Response: The Company has revised the disclosure on page 133 of the Amended Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 136

5.

Please revise this section to provide disclosure regarding the amounts payable, promissory note, and administrative services agreement with the sponsor discussed on page F-14, in addition to any other related party transactions. Refer to Item 404 of Regulation S-K. File any related documents that constitute material contracts under Item 601(b)(10) as exhibits to your registration statement.

Response: The Company has revised the disclosure on page 136 of the Amended Registration Statement in response to the Staff’s comment.

Heather Clark Hugh West Erin Donahue Jennifer Angelini March 30, 2025 Page 3

Description of Securities

Private Placement Units, page 144

6.	Please revise disclosure relating to lock-up agreements and registration rights to clarify how these relate to each security comprising the private placement units (i.e., Class A shares, rights, and Class A shares underlying rights). Revise as appropriate disclosure that implies public units are redeemable (e.g., “The private placement units are identical to the public units sold in this offering except that: (i) they will not be redeemable by us”) and that refers to the “exercise” of private placement units. We note disclosure on page F-13 that one private right will convert into one share; reconcile with disclosure elsewhere that six rights convert into one share.

Response: The Company has revised the disclosure on pages 144 and 157 of the Amended Registration Statement in response to the Staff’s comment. The Company confirms that one private right will convert into one Class A ordinary share, thus each holder must hold private placement units in multiples of six (6) in order to receive shares for all of rights upon closing of a business combination.

Rights, page 144

7.

Please revise to more fully discuss the rights included in your units, including whether holders thereof will be entitled to any voting, redemption, and/or dividend rights. Include risk factor disclosure regarding the material risks related to rights ownership as appropriate.

Response: The Company has revised the disclosure on pages 55, 63 and 144 of the Amended Registration Statement in response to the Staff’s comment.

Income Tax Considerations, page 158

8.

We note you have deleted disclosure regarding the tax consequences of an acquisition of Class A shares pursuant to rights and the expiration or extinguishment of a right. Please include disclosure regarding material tax consequences related to your rights, or tell us why you believe such disclosure is not required.

Response: The Company has revised the disclosure on page 168 of the Amended Registration Statement in response to the Staff’s comment.

General

9.

We note disclosure on page 15 and elsewhere regarding the surrender and cancellation of 1,916,667 Class A ordinary shares, resulting in 3,833,333 Class A ordinary shares remaining outstanding. Please revise to reconcile the apparent inconsistency with references elsewhere to the founder shares as Class B, rather than Class A. Additionally revise as appropriate footnotes on page 133 that refer to the sponsor as the holder of 5,000,000 founder shares.

Response: The Company has revised the disclosure on pages 15, 67, 133, and 136 of the Amended Registration Statement in response to the Staff’s comment.

Heather Clark Hugh West Erin Donahue Jennifer Angelini March 30, 2025 Page 4

10.

We note disclosure on page 133 and elsewhere that the sponsor will transfer 185,000 founder shares to five individuals. If any of these transfers constitutes compensation received or to be received by the sponsor, its affiliates, and promoters, please revise the compensation statement on your prospectus cover and compensation table in your summary to include the disclosures respectively required by Items 1602(a)(3) and (b)(6) of Regulation S-K.

Response: The Company has revised the disclosure on the cover page and pages 3 and 94 of the Amended Registration Statement in response to the Staff’s comment.

11.

We note your response to prior comment 6. However, we continue to note references to both private placement units and Class A shares issued upon conversion of working capital loans (e.g., pages 60 and 63); please reconcile.

Response: The Company has revised the disclosure on pages 60 and 63 of the Amended Registration Statement in response to the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely, /s/ Giovanni Caruso Giovanni Caruso Partner